BB 3/11

04015616

CM 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49568

ANNUAL AUDITED REPORT
FORM X17A5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH, D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octavus, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Lake Street, Suite 210
(No. and Street)

Excelsior	Minnesota	55331
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David H. Thorp (952) 401-7640
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OP 3-25

OATH OR AFFIRMATION

I, David H. Thorp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octavus, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sandra S. DeMars

Notary Public

SANDRA S. DeMARS
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lurie Besikof Lapidus
& Company, LLP

OCTAVUS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2003

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying statement of financial condition of Octavus, LLC (formerly, Strategic Trading, Inc.) as of December 31, 2003, and the related combined statements of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Octavus, LLC as of December 31, 2003, and the results of operations and cash flows of Octavus, LLC and Strategic Trading, Inc. for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 30, 2004

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

OCTAVUS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

CASH	$ 7,170
ACCOUNT RECEIVABLE	10,668
	$ 17,838

LIABILITIES AND MEMBER'S EQUITY

DUE TO MEMBER	$ 10,668
MEMBER'S EQUITY	7,170
	$ 17,838

See notes to combined financial statements.

STRATEGIC TRADING, INC. AND OCTAVUS, LLC

COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2003

INCOME	
Commissions	$ 179,418
Loss on firm investment securities	(3,500)
Service and advisor fees	12,596
Interest	58
	188,572
OPERATING EXPENSES	216,207
NET LOSS	$ (27,635)

See notes to combined financial statements.

STRATEGIC TRADING, INC. AND OCTAVUS, LLC

COMBINED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2003

	Strategic Trading, Inc.				Octavus, LLC	
	Common Stock*		Additional Paid-in Capital	Accumulated Deficit	Members' Units	Stockholders'/ Members' Equity
	Shares Issued	Amount				
BALANCE – DECEMBER 31, 2002	200	$ 20,000	$ 60,000	$ (20,055)	-	$ 59,945
Net loss – January 1, 2003 through February 28, 2003	-	-	-	(19,855)	-	(19,855)
LIQUIDATION OF S CORPORATION AND FORMATION OF LLC – FEBRUARY 28, 2003	(200)	(20,000)	(60,000)	39,910	200	40,090
Net loss – March 1, 2003 through December 31, 2003	-	-	-	-	-	(7,780)
Contributions	-	-	-	-	200	52,000
Distributions	-	-	-	-	(200)	(77,140)
BALANCE – DECEMBER 31, 2003	-	$ -	$ -	$ -	200	$ 7,170

*1,000 shares authorized – no par value

See notes to combined financial statements.

STRATEGIC TRADING, INC. AND OCTAVUS, LLC

COMBINED STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

OPERATING ACTIVITIES		
Net loss		$ (27,635)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Loss on firm investment securities	3,500	
Changes in operating assets and liabilities:		
Receivable from clearing broker	10,853	
Account receivable	(10,668)	
Clearing deposit	25,000	
Other assets	4,390	
Accrued expenses and due to member	10,605	43,680
Net cash provided by operating activities		16,045
FINANCING ACTIVITIES		
Capital contribution by successor member	41,200	
Distributions to initial members	(55,165)	(13,965)
NET INCREASE IN CASH		2,080
CASH		
Beginning of year		5,090
End of year		$ 7,170
SUPPLEMENTAL NONCASH ACTIVITIES		
Distribution of firm investment securities at fair market value to initial members		$ 21,975
Deposit from successor member reclassified as capital		$ 10,800

See notes to combined financial statements.

STRATEGIC TRADING, INC. AND OCTAVUS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Octavus, LLC (the Company) and Strategic Trading, Inc. are securities broker/dealers registered with the Securities and Exchange Commission (SEC) and regulated by the National Association of Securities Dealers, Inc. (NASD). The Company acts as a wholesaler of alternative investments.

In 2003, the stockholders of Strategic Trading, Inc. liquidated their stock and transferred their assets to Octavus, LLC in exchange for 200 members' units.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Commissions are recognized as earned. Gains and losses arising from securities transactions entered into for the account of the Company are recorded on a trade date basis and any unrealized gain or loss is included in income.

Income Taxes

The stockholders of Strategic Trading, Inc. elected to be taxed as an S Corporation and the members of the Company elected to be taxed as a limited liability company under the Internal Revenue Code and applicable state regulations. Therefore, no provision for income taxes is presented in these financial statements.

2. Net Capital Requirement –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2003, the net capital ratio was 1.49 to 1 and net capital was $7,170, which exceeded the minimum capital requirement by $2,170.

The Company operates under the provisions of paragraphs(k)(2)(i) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule.

3. Operating Lease –

The Company leased its office facility from a related party under an operating lease requiring monthly rental of $730 plus telephone expenses. Rent and telephone expense under the lease was approximately $2,981.

4. Related Party Transactions –

Strategic Trading, Inc. converted from an S corporation to a limited liability company in 2003 and changed its name to Octavus, LLC. The stockholders of the S corporation became the initial members of the limited liability company. In December 2003, Octavus Group, LLC purchased all the units of Octavus, LLC from its initial members for $45,000. At December 31, 2003, Octavus, LLC was wholly owned by Octavus Group, LLC.

From January to November 2003, Octavus Group, LLC paid the Company advisory fees of $12,500.

The operating agreement between the Octavus Group, LLC and the Company provides that revenue earned by the Company is paid to Octavus Group, LLC, which then pays all the expenses of the Company. The Company earned commissions of $179,204, which were also recorded as professional fees to Octavus Group, LLC. On December 1, 2003, the Company had a $10,668 payable to Octavus Group, LLC.

5. Concentrations –

The Company earned approximately 99% of its commission income from one customer in 2003, and the account receivable was due from that customer at December 31, 2003.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT – SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying financial statements of Octavus, LLC as of December 31, 2003, and Octavus, LLC and Strategic Trading, Inc. for the year ended December 31, 2003, and have issued our report thereon dated January 30, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 30, 2004

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

OCTAVUS, LLC

COMPUTATION OF NET CAPITAL
December 31, 2003

NET CAPITAL	
Member's equity	$ 7,170
Deductions:	
Nonallowable items	-
NET CAPITAL	$ 7,170
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 7,170
Minimum net capital required	5,000
Excess net capital	$ 2,170
AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 10,668
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 1.49
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2003	
Net capital as reported by the Company	$ 7,170
Net audit adjustments	-
	$ 7,170

See independent auditor's report – supplementary information.

Lurie Besikof Lapidus
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Octavus, LLC
Excelsior, Minnesota

In planning and performing our audit of the financial statements and supplemental information of Octavus, LLC and Strategic Trading, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Lurie Besikof Lapidus
& Company, LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

> There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Octavus, LLC for the year ended December 31, 2003, and this report does not affect our report thereon dated January 30, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 30, 2004